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EXHIBIT 99.1

Audited Consolidated Financial Statements of Enerplus Resources Fund
as at and for the Fiscal Years Ended December 31, 2009 and 2008

Management's Report on
Internal Control Over Financial Reporting

The management of Enerplus Resources Fund is responsible for establishing and maintaining adequate internal control over financial reporting for the Fund. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2009, our internal control over financial reporting is effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Fund's internal control over financial reporting as of December 31, 2009, has been audited by Deloitte & Touche LLP, the Fund's Independent Registered Chartered Accountants, who also audited the Fund's Consolidated Financial Statements for the year ended December 31, 2009.

Gordon J. Kerr President and Chief Executive Officer	Robert J. Waters Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 24, 2010

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      33

Report of Independent Registered Chartered Accountants

To the Board of Directors of Enermark Inc. and
Unitholders of Enerplus Resources Fund:

We have audited the internal control over financial reporting of Enerplus Resources Fund and subsidiaries (the "Fund") as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Fund's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Fund's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Fund maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 of the Fund and our report dated February 24, 2010 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants
Calgary, Canada
February 24, 2010

34      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

Management's Responsibility for Financial Statements

In management's opinion, the accompanying consolidated financial statements of Enerplus Resources Fund (the "Fund") have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 24, 2010. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management's authorization.

The consolidated financial statements have been examined by Deloitte & Touche LLP, Independent Registered Chartered Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Independent Registered Chartered Accountants Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Chartered Accountants and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Fund.

Gordon J. Kerr President and Chief Executive Officer	Robert J. Waters Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 24, 2010

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      35

Report of Independent Registered Chartered Accountants

To the Board of Directors of Enermark Inc. and
Unitholders of Enerplus Resources Fund:

We have audited the accompanying consolidated balance sheets of Enerplus Resources Fund and subsidiaries (the "Fund") as at December 31, 2009 and 2008, and the related consolidated statements of income, accumulated deficit, comprehensive income (loss), accumulated other comprehensive income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Enerplus Resources Fund and subsidiaries as at December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Fund's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2010 expressed an unqualified opinion on the Fund's internal control over financial reporting.

Independent Registered Chartered Accountants
Calgary, Canada
February 24, 2010

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Fund's financial statements, such as the changes described in Notes 2 and 14 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors of Enermark Inc. and Unitholders of Enerplus Resources Fund, dated February 24, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Calgary, Canada
February 24, 2010

36      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

Consolidated Balance Sheets

As at December 31 (CDN$ thousands)	2009	2008

Assets
Current assets
Cash	$73,558	$6,922
Accounts receivable	142,009	163,152
Deferred financial assets (Note 11)	20,364	121,281
Future income taxes (Note 10)	4,995	–
Other current	5,041	3,783

	245,967	295,138

Property, plant and equipment (Note 3)	5,000,523	5,246,998
Goodwill (Note 1(f))	607,438	634,023
Deferred financial assets (Note 11)	1,997	6,857
Other assets (Note 11)	49,591	47,116

	5,659,549	5,934,994

	$5,905,516	$6,230,132

Liabilities
Current liabilities
Accounts payable	$257,519	$272,818
Distributions payable to unitholders	31,871	41,397
Current portion of long-term debt (Note 6)	36,631	–
Future income taxes (Note 10)	–	30,198
Deferred financial credits (Note 11)	37,437	–

	363,458	344,413

Long-term debt (Note 6)	522,276	664,343
Deferred financial credits (Note 11)	54,788	26,392
Future income taxes (Note 10)	561,585	648,821
Asset retirement obligations (Note 4)	230,465	207,420

	1,369,114	1,546,976

Equity
Unitholders' capital (Note 9)
Trust Units and Trust Units Equivalent
Authorized: Unlimited
Issued and Outstanding: 2009 – 177,061,253
2008 – 165,59 0,240	5,715,614	5,471,336
Accumulated deficit	(1,460,283)	(1,181,199)
Accumulated other comprehensive income/(loss) (Notes 1(i) and (j))	(82,387)	48,606

	(1,542,670)	(1,132,593)
	4,172,944	4,338,743

	$5,905,516	$6,230,132

See accompanying notes to the Consolidated Financial Statements

Signed on behalf of the Board of Directors:

Douglas R. Martin Director	Robert B. Hodgins Director

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      37

Consolidated Statements of Accumulated Deficit

For the year ended December 31 (CDN$ thousands)	2009	2008

Accumulated income, beginning of year	$3,175,819	$2,286,927
Net income	89,117	888,892

Accumulated income, end of year	3,264,936	3,175,819
Accumulated cash distributions, beginning of year	(4,357,018)	(3,570,880)
Cash distributions	(368,201)	(786,138)

Accumulated cash distributions, end of year	(4,725,219)	(4,357,018)

Accumulated deficit, end of year	$(1,460,283)	$(1,181,199)

Consolidated Statements of Accumulated Other Comprehensive Income (Loss)

For the year ended December 31 (CDN$ thousands)	2009	2008

Balance, beginning of year	$48,606	$(108,727)
Other comprehensive income/(loss)	(130,993)	157,333

Balance, end of year	$(82,387)	$48,606

38      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

Consolidated Statements of Income

For the year ended December 31 (CDN$ thousands except per trust unit amounts)	2009	2008

Revenues
Oil and gas sales	$1,259,146	$2,331,884
Royalties	(207,491)	(429,943)
Commodity derivative instruments (Note 11)	34,893	66,434
Other income/(loss)	(1,478)	8,464

	1,085,070	1,976,839

Expenses
Operating	327,211	332,622
General and administrative	88,293	65,667
Transportation	26,383	27,650
Interest (Note 7)	56,257	24,224
Foreign exchange (Note 8)	(59,579)	25,852
Depletion, depreciation, amortization and accretion	650,381	640,440

	1,088,946	1,116,455

Income/(loss) before taxes	(3,876)	860,384
Current taxes	198	22,722
Future income tax recovery (Note 10)	(93,191)	(51,230)

Net Income	$89,117	$888,892

Net income per trust unit
Basic	$0.53	$5.54
Diluted	$0.53	$5.53

Weighted average number of trust units outstanding (thousands)
Basic	169,280	160,589
Diluted	169,549	160,640

Consolidated Statements of Comprehensive Income (Loss)

For the year ended December 31 (CDN$ thousands)	2009	2008

Net income	$89,117	$888,892

Other comprehensive income/(loss), net of tax:
Unrealized gain on marketable securities	–	2,578
Realized gains on marketable securities included in net income (Note 11 (b))	–	(6,158)
Gains and losses on derivatives designated as hedges in prior periods included in net income	–	74
Change in cumulative translation adjustment	(130,993)	160,839

Other comprehensive income/(loss)	(130,993)	157,333

Comprehensive income/(loss)	$(41,876)	$1,046,225

See accompanying notes to the Consolidated Financial Statements

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      39

Consolidated Statements of Cash Flows

For the year ended December 31 (CDN$ thousands)	2009	2008

Operating Activities
Net income	$89,117	$888,892
Non-cash items add /(deduct):
Depletion, depreciation, amortization and accretion	650,381	640,440
Change in fair value of derivative instruments (Note 11)	171,610	(240,085)
Unit based compensation (Note 9 (d))	6,542	6,996
Foreign exchange on translation of senior notes (Note 8)	(62,524)	54,792
Future income tax (Note 10)	(93,191)	(51,230)
Impairment of marketable securities	–	10,000
Amortization of senior notes premium	(758)	(668)
Reclassification adjustments from AOCI to net income and other	–	92
Loss/(gain) on sale of marketable securities (Note 11)	2,191	(8,263)
Asset retirement obligations settled (Note 4)	(13,802)	(18,308)

	749,566	1,282,658
Decrease/(Increase) in non-cash operating working capital	26,220	(19,876)

Cash flow from operating activities	775,786	1,262,782

Financing Activities
Issue of trust units, net of issue costs (Note 9)	237,736	70,516
Cash distributions to unitholders	(368,201)	(786,138)
Decrease in bank credit facilities (Note 6)	(380,888)	(447,371)
Issuance of senior unsecured notes	338,735	–
Increase in non-cash financing working capital	(9,526)	(13,125)

Cash flow from financing activities	(182,144)	(1,176,118)

Investing Activities
Capital expenditures	(305,865)	(588,337)
Property acquisitions (Note 5)	(271,977)	(15,306)
Property dispositions (Note 5)	104,325	504,859
Proceeds on sale of marketable securities	4,434	18,320
Purchase of marketable securities	(9,100)	(7,150)
Increase in non-cash investing working capital	(45,482)	(1,618)

Cash flow from investing activities	(523,665)	(89,232)

Effect of exchange rate changes on cash	(3,341)	7,788

Change in cash	66,636	5,220
Cash, beginning of year	6,922	1,702

Cash, end of year	$73,558	$6,922

Supplementary Cash Flow Information
Cash income taxes (received)/ paid	$(27,387)	$73,914
Cash interest paid	$29,582	$42,695

See accompanying notes to the Consolidated Financial Statements

40      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The management of Enerplus Resources Fund ("Enerplus" or the "Fund") prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation between Canadian GAAP and United States of America GAAP ("U.S. GAAP") is disclosed in Note 14. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated. In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and for asset retirement obligations are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the following notes, should be considered an integral part of the consolidated financial statements.

(a) Organization and Basis of Accounting

The Fund is an open-end investment trust created under the laws of the Province of Alberta operating pursuant to the Amended and Restated Trust Indenture between EnerMark Inc. (the Fund's wholly-owned subsidiary), Enerplus Resources Corporation ("ERC") and Computershare Trust Company of Canada. The beneficiaries of the Fund (the "unitholders") are holders of the trust units issued by the Fund. As a mutual fund trust under the Income Tax Act (Canada), Enerplus is limited to holding and administering permitted investments and making distributions to the unitholders.

The Fund's financial statements include the accounts of the Fund and its subsidiaries on a consolidated basis. All inter-entity transactions have been eliminated. Many of the Fund's production activities are conducted through joint ventures and the financial statements reflect only the Fund's proportionate interest in such activities.

(b) Revenue Recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when title passes from the Fund to its customers based on price, volumes delivered and contractual delivery points. A portion of the properties acquired through the March 5, 2003 acquisition of PCC Energy Inc. and PCC Energy Corp. are subject to a royalty arrangement, with a private company, that is structured as a net profits interest. The results from operations included in the Fund's consolidated financial statements for these properties are reduced for this net profits interest.

(c) Property, Plant and Equipment ("PP&E")

The Fund follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized on a country by country cost centre basis. Such costs include land acquisition, geological, geophysical, drilling costs for productive and non-productive wells, facilities and directly related overhead charges. Repairs, maintenance and operational costs that do not extend or enhance the recoverable reserves are charged to earnings. Proceeds from the sale of petroleum and natural gas properties are applied against the capitalized costs. Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more. Net costs related to operating and administrative activities during the development of large capital projects are capitalized until commercial production has commenced.

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      41

(d) Impairment Test

A limit is placed on the aggregate carrying value of PP&E (the "impairment test"). The Fund performs an impairment test on a country by country basis. An impairment loss exists when the carrying amount of the country's PP&E exceeds the estimated undiscounted future net cash flows associated with the country's proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the country's proved and probable reserves are charged to income. Net costs related to projects in the pre-commercial phase of development are excluded from the country by country impairment test and are tested for impairment separately.

(e) Depletion and Depreciation

The provision for depletion and depreciation of oil and natural gas assets is calculated on a country by country basis using the unit-of-production method, based on the country's share of estimated proved reserves before royalties. Reserves and production are converted to equivalent units on the basis of 6 Mcf = 1 bbl, reflecting the approximate relative energy content.

(f) Goodwill

The Fund, when appropriate, recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired companies. The portion of goodwill that relates to its foreign operations fluctuates due to changes in foreign exchange rates. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. To assess impairment, the fair values of the Canadian and U.S. reporting units are compared to their respective book values. If the fair value is less than the book value, a second test is performed to determine the amount of impairment. The amount of impairment is measured by allocating the fair value of the reporting unit to its identifiable assets and liabilities as if they had been acquired in a business combination for a purchase price equal to their fair value. If goodwill determined in this manner is less than the carrying value of goodwill, an impairment is recognized in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized. Goodwill is not deductible for income tax purposes.

(g) Asset Retirement Obligations

The Fund recognizes a liability for the estimated fair value of the future retirement obligations associated with its PP&E. The fair value is capitalized and amortized over the same period as the underlying asset. The Fund estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability. No gains or losses on retirement activities were realized due to settlements approximating the estimates.

(h) Income Taxes

The Fund is a taxable entity under the Income Tax Act (Canada) and is taxable only on Canadian income that is not distributed or distributable to the Fund's unitholders. In the Trust structure, payments made between the Canadian operating entities and the Fund ultimately transfer both income and future income tax liability to the unitholders. The future income tax liability associated with Canadian assets recorded on the balance sheet is recovered over time through these payments. As the Canadian operating entities transfer all of their Canadian taxable income to the Fund, no provision for current Canadian income tax has been made by any Canadian operating entity.

Effective January 1, 2011, the Fund and its underlying Canadian entities will be subject to either a Canadian corporate income tax or the 26.5% SIFT (specified investment flow-through) tax. The future tax liability associated with Canadian assets recorded on the balance sheet as at December 31, 2009 reflects the commencement of the SIFT tax.

The U.S. operating entity is subject to U.S. income taxes on its taxable income determined under U.S. income tax rules and regulations. Repatriation of funds from U.S. operations will also be subject to applicable withholding taxes as required under U.S. tax law.

The Fund follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the

42      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in these income tax rates on future income tax liabilities and assets is recognized in income during the period that the change occurs.

(i) Financial Instruments

The Fund is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. A variety of derivative instruments are used by the Fund to reduce its exposure to these risks. The Fund records its derivative instruments on the Consolidated Balance Sheet at fair value and recognizes any change in fair value through net income during the period. The fair values of these derivative instruments are generally based on an estimate of the amounts that would be received or paid to settle these instruments at the balance sheet date.

The Fund has certain minor equity investments in entities involved in the oil and gas industry. Investments that have a quoted price in an active market are measured at fair value with changes in fair value recognized in other comprehensive income. When the investment is ultimately sold any gains or losses are recognized in net income and any unrealized gains or losses previously recognized in other comprehensive income are reversed. Investments that do not have a quoted price in an active market are measured at cost unless there has been any other than temporary impairment, in which case a charge is recognized in net income to record the loss in value.

(j) Foreign Currency Translation

The Fund's U.S. operations are self-sustaining. Assets and liabilities of these operations are translated into Canadian dollars at period end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses from the translation into Canadian dollars are deferred and included in the cumulative translation adjustment ("CTA") which is part of accumulated other comprehensive income ("AOCI").

Other monetary assets and liabilities, not related to the Fund's U.S. operations, are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. The other assets and related depreciation, depletion and amortization, other liabilities, revenue and other expenses are translated into Canadian dollars at rates of exchange in effect at the respective transaction dates. The resulting exchange gains or losses are included in earnings.

(k) Unit Based Compensation

The Fund uses the fair value method of accounting for its trust unit rights incentive plan. Under this method, the fair value of the rights is determined on the date in which fair value can reasonably be determined, generally being the grant date. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders' capital.

2. CHANGES IN ACCOUNTING POLICIES

Current Year Accounting Changes

During 2009, the Fund adopted the following new accounting standard or amendments that were issued by the Canadian Institute of Chartered Accountants ("CICA"): Handbook Section 3064, Goodwill and Intangible Assets, Section 3862, Financial Instruments – Disclosures and Emerging Issues Committee 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.

Goodwill and Intangible Assets

Section 3064 replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this new standard did not have a material impact on the Fund's Consolidated Financial Statements.

Financial Instruments – Disclosures

Section 3862 was amended to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      43

identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The adoption of this new standard did not have a material impact on the Fund's Consolidated Financial Statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

EIC-173 provides guidance on how to take into account the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not have a material impact on the Fund's Consolidated Financial Statements.

These standards were adopted prospectively.

Future Accounting Changes

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations that replaces the previous business combinations standard. Under the new standard, the purchase price used in a business combination is based on the fair value of shares exchanged at the market price at acquisition date. Under the current standard, the purchase price used is based on the market price of shares for a reasonable period before and after the date the acquisition is agreed upon and announced. In addition, the new standard generally requires all acquisition costs to be expensed. Current standards allow for the capitalization of these costs as part of the purchase price. This new standard also addresses contingent liabilities, which will be required to be recognized at fair value on acquisition, and subsequently remeasured at each reporting period until settled. Current standards require only contingent liabilities that are due to be recognized. The new standard requires any negative goodwill to be recognized as a charge to earnings rather than the current standard of which reduces the fair value of non-current assets in the purchase price allocation. The new standard applies prospectively to business combinations on or after January 1, 2011 with earlier application permitted. The Fund does not intend to early adopt the new standard.

Convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS")

In 2006, Canada's Accounting Standards Board (AcSB) ratified a strategic plan to converge Canadian GAAP with IFRS by 2011 for public reporting entities. On February 13, 2008 the AcSB confirmed that IFRS would replace Canadian GAAP for public companies beginning January 1, 2011.

3. PROPERTY, PLANT AND EQUIPMENT

($ thousands)	2009	2008

Property, plant and equipment	$8,827,191	$8,497,206
Accumulated depletion, depreciation and accretion	(3,826,668)	(3,250,208)

Net property, plant and equipment	$5,000,523	$5,246,998

Capitalized general and administrative ("G&A") expenses for 2009 of $21,543,000 (2008 – $21,766,000) are included in PP&E. The depletion and depreciation calculation includes future capital costs of $661,175,000 (2008 – $773,371,000) as indicated in the Fund's reserve reports. Excluded from PP&E for the depletion and depreciation calculation is $462,989,000 (2008 – $257,608,000) related to undeveloped land and oil sands projects which have not yet commenced commercial production.

An impairment test calculation was performed on a country by country basis on the PP&E values at December 31, 2009 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Fund's PP&E.

44      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

The following table outlines estimated benchmark prices and the exchange rate used in the impairment tests for both Canadian and U.S. cost centers at December 31, 2009:

Year	WTI Crude Oil US$/bbl	(1)	Exchange Rate CDN$/US$	Edm Light Crude CDN$/bbl	(1)	Natural Gas 30 day spot @ AECO CDN$/Mcf (1)

2010	$80.00		$0.95	$83.20		$6.05
2011	83.60		0.95	87.00		6.75
2012	87.40		0.95	91.00		7.15
2013	91.30		0.95	95.00		7.45
2014	95.30		0.95	99.20		7.80
Thereafter*	+2% yr		0.95	+2% yr		+2% yr

(1)
Prices used in the impairment test were adjusted for commodity price differentials specific to the Fund.
*
Escalation varies after 2014.

4. ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Fund's net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities, and the estimated timing of the costs to be incurred in future periods. The Fund has estimated the net present value of its total asset retirement obligations to be $230,465,000 at December 31, 2009 compared to $207,420,000 at December 31, 2008 based on a total undiscounted liability of $676,823,000 and $644,423,000 respectively. These payments are expected to be made over the next 66 years with the majority of costs incurred between 2030 and 2049. To calculate the present value of the asset retirement obligations for 2009 the Fund used a weighted credit-adjusted rate of approximately 6.4% and an inflation rate of 2.0%, (2008 – 6.1% and 2.0%). Settlements during 2009 and 2008 approximated our estimates and as a result no gains or losses were recognized.

The following is a reconciliation of the asset retirement obligations:

($ thousands)	2009	2008

Asset retirement obligations, beginning of year	$207,420	$165,719
Corporate acquisition	–	36,784
Changes in estimates	20,140	4,087
Property acquisition and development activity	4,420	7,394
Dispositions	(553)	(110)
Asset retirement obligations settled	(13,802)	(18,308)
Accretion expense	12,840	11,854

Asset retirement obligations, end of year	$230,465	$207,420

5. PROPERTY ACQUISITIONS AND DISPOSITIONS

On September 1, 2009 the Fund acquired a non-operated interest in the Marcellus shale natural gas formation. Consideration of $181,342,000 (US $164,400,000) in cash was paid upon closing. In addition, up to $272,033,000 (US $246,600,000) may be paid as a carry of 50% of our partners' future drilling and completion costs. The carry spending will be recorded as a property acquisition as it is spent over time. At December 31, 2009 the remaining balance of the carry commitment was approximately US$237,291,000.

On October 16, 2009 the Fund completed the disposition of a non-operated property located in western Canada for proceeds of approximately $101,000,000.

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      45

6. DEBT

($ thousands)	December 31, 2009	December 31, 2008

Current:
Current portion of long-term debt	$36,631	$–

	36,631	–

Long-term:
Bank credit facilities (a)	–	380,888
Senior notes (b)
CDN$40 million (Issued June 18, 2009)	40,000	–
US$40 million (Issued June 18, 2009)	41,864	–
US$225 million (Issued June 18, 2009)	235,485	–
US$54 million (Issued October 1, 2003)	56,516	66,128
US$175 million (Issued June 19, 2002)*	148,411	217,327

	522,276	664,343

Total debt	$558,907	$664,343

*
A portion of which has been classified as current.

(a) Unsecured Bank Credit Facility

The Fund currently has a $1.4 billion unsecured covenant based facility that matures November 18, 2010. The facility is extendible each year with a bullet payment of outstanding debt required at maturity. Various borrowing options are available under the facility including prime rate based advances and bankers' acceptance loans. This facility carries floating interest rates that range between 55.0 and 110.0 basis points over bankers' acceptance rates, depending on the Fund's ratio of senior debt to earnings before interest, taxes and non-cash items. The weighted average interest rate on the facility for the year ended December 31, 2009 was 1.10% (2008 – 3.8%). No amounts were outstanding under the facility as at December 31, 2009.

(b) Senior Unsecured Notes

On June 18, 2009 the Fund closed a private offering of senior unsecured notes raising gross proceeds of approximately $338,735,000. The terms and rates of the Fund's outstanding senior unsecured notes are detailed below:

($ thousands)

Issue Date	Principal	Coupon Rate	Interest Payment Dates	Maturity Date	Term

June 18, 2009	CDN$40,000	6.37%	June 18 and December 18	June 18, 2015	Bullet payment on maturity
June 18, 2009	US$40,000	6.82%	June 18 and December 18	June 18, 2015	Bullet payment on maturity
June 18, 2009	US$225,000	7.97%	June 18 and December 18	June 18, 2021	Principal payments required in 5 equal installments beginning June 18, 2017
October 1, 2003	US$54,000	5.46%	April 1 and October 1	October 1, 2015	Principal payments required in 5 equal installments beginning October 1, 2011
June 19, 2002	US$175,000	6.62%	June 19 and December 19	June 19, 2014	Principal payments required in 5 equal installments beginning June 19, 2010

In September 2007 the Fund entered into foreign exchange swaps that effectively fix the five principal payments on the US$54,000,000 senior unsecured notes at a CDN/US exchange rate of 0.98 or CDN$55,080,000.

Concurrent with the issuance of the US$175,000,000 senior notes on June 19, 2002, the Fund entered into a cross currency and interest rate swap ("CCIRS") with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was effectively fixed for purposes of interest and principal repayments at a notional amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers' acceptances, plus 1.18%.

46      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

7. INTEREST EXPENSE

($ thousands)	2009	2008

Realized
Interest on long-term debt	$30,544	$42,626
Unrealized
Loss/(gain) on cross currency interest rate swap	30,458	(27,559)
Loss/(gain) on interest rate swaps	(3,987)	9,825
Amortization of the premium on senior unsecured notes	(758)	(668)

Interest Expense	$56,257	$24,224

8. FOREIGN EXCHANGE

($ thousands)	2009	2008

Realized
Foreign exchange loss/(gain)	$(18,452)	$23,881
Unrealized
Foreign exchange loss/(gain) on translation of U.S. dollar denominated senior notes	(62,524)	54,792
Foreign exchange loss/(gain) on cross currency interest rate swap	16,537	(45,539)
Foreign exchange loss/(gain) on foreign exchange swaps	4,860	(7,282)

Foreign exchange loss/(gain)	$(59,579)	$25,852

The U.S. dollar denominated senior unsecured notes are exposed to foreign currency fluctuations and are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.

9. UNITHOLDERS' CAPITAL

Unitholders' capital as presented on the Consolidated Balance Sheets consists of trust unit capital, exchangeable partnership unit capital and contributed surplus.

($ thousands)	2009	2008

Trust units	$5,580,933	$5,328,629
Exchangeable limited partnership units	108,539	123,107
Contributed surplus	26,142	19,600

Balance, end of year	$5,715,614	$5,471,336

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      47

(a) Trust Units

Authorized: Unlimited number of trust units

(thousands)	2009		2008
Issued:	Units	Amount	Units	Amount

Balance, beginning of year	162,514	$5,328,629	129,813	$4,020,228
Issued for cash:
Pursuant to public offerings	10,406	213,531	–	–
DRIP*, net of redemptions	1,061	24,120	1,671	63,761
Pursuant to rights incentive plan	4	85	210	6,755
Non-cash:
Exchangeable limited partnership units exchanged	364	14,568	786	31,444
Trust unit rights incentive plan – exercised	–	–	–	3,642
Issued for acquisition of corporate and property interests	–	–	30,150	1,206,593
Cancelled trust units	–	–	(116)	(3,794)

	174,349	5,580,933	162,514	5,328,629
Equivalent exchangeable partnership units	2,712	108,539	3,076	123,107

Balance, end of year	177,061	$5,689,472	165,590	$5,451,736

*
Distribution Reinvestment and Unit Purchase Plan.

On September 9, 2009, in conjunction with the Marcellus property acquisition, the Fund completed an equity offering of 10,406,250 trust units at a price of $21.65 per unit for gross proceeds of approximately $225,300,000 ($213,531,000 net of issuance costs).

Pursuant to the monthly Distribution Reinvestment and Unit Purchase Plan ("DRIP"), Canadian unitholders are entitled to reinvest cash distributions in additional trust units of the Fund. Trust units are issued at 95% of the weighted average market price on the Toronto Stock Exchange for the 20 trading days preceding a distribution payment date without service charges or brokerage fees. Eligible unitholders are also entitled to make optional cash payments to acquire additional trust units, however, the 5% discount does not apply.

Trust units are redeemable by unitholders at approximately 85% of the current market price. Redemptions are limited to $500,000 during any rolling two calendar months. Redemption requests in excess of $500,000 can be paid using investments of the Fund or a non-interest bearing instrument.

(b) Exchangeable Limited Partnership Units

The exchangeable limited partnership units are convertible at any time into trust units at the option of the holder at a ratio of 0.425 of an Enerplus trust unit for each limited partnership unit. The partnership unitholder also receives cash distributions and has voting rights in accordance with the 0.425 exchange ratio. The Board of Directors may redeem the exchangeable limited partnership units after January 8, 2017, unless certain conditions are met to permit an earlier redemption date. The exchangeable limited partnership units are not listed on any stock exchange and are not transferable.

During the period January 1, 2009 to December 31, 2009, 856,000 exchangeable limited partnership units were converted into 364,000 trust units. As at December 31, 2009, the 6,382,000 outstanding exchangeable limited partnership units represent the equivalent of 2,712,000 trust units.

(thousands)	2009		2008
Issued:	Units	Amount	Units	Amount

Balance, beginning of year	7,238	$123,107	9,087	$154,551
Exchanged for trust units	(856)	(14,568)	(1,849)	(31,444)

Balance, end of period	6,382	$108,539	7,238	$123,107

48      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

(c) Contributed Surplus

Contributed surplus ($ thousands)	2009	2008

Balance, beginning of year	$19,600	$12,452
Trust unit rights incentive plan (non-cash) – exercised	–	(3,642)
Trust unit rights incentive plan (non-cash) – expensed	6,542	6,996
Cancelled trust units	–	3,794

Balance, end of year	$26,142	$19,600

(d) Trust Unit Rights Incentive Plan

As at December 31, 2009 a total of 5,250,000 rights issued pursuant to the Trust Unit Rights Incentive Plan ("Rights Incentive Plan") were outstanding at an average exercise price of $34.84. This represented 3.0% of the total trust units outstanding, of which 2,393,000 rights, with an average exercise price of $46.03, were exercisable. Under the Rights Incentive Plan, distributions per trust unit to unitholders in a calendar quarter which represent a return of more than 2.5% of the net PP&E of the Fund at the end of such calendar quarter may result in a reduction in the exercise price of the rights. Results for the year ended 2009 did not reduce the exercise price of the outstanding rights.

The Fund uses a binomial lattice option-pricing model to calculate the estimated fair value of rights granted under the plan. The following assumptions were used to arrive at the estimate of fair value:

	2009	2008

Dividend yield	12.54%	12.09%
Volatility	44.43%	27.12%
Risk-free interest rate	1.70%	2.90%
Forfeiture rate	12.40%	7.30%
Right's exercise price reduction	$1.92	$1.91

The fair value of the rights granted under the plan during 2009 ranged between 19% and 20% of the underlying market price of a trust unit on the grant date. The weighted average grant-date fair value of options granted during the year was $3.32.

During the year the Fund expensed $6,542,000 or $0.04 per unit (2008 – $6,996,000 or $0.04 per unit) of unit based compensation expense. The remaining future fair value of the rights of $4,782,000 at December 31, 2009 (2008 – $4,678,000) will be recognized in earnings over the remaining vesting period of the rights. Activity for the rights issued pursuant to the Rights Incentive Plan is as follows:

	2009		2008
	Number of Rights (000's )	Weighted Average Exercise Price (1)	Number of Rights (000's )	Weighted Average Exercise Price (1)

Trust unit rights outstanding
Beginning of year	4,001	$45.05	3,404	$47.59
Granted	2,001	17.28	1,403	42.00
Exercised	(4)	22.40	(210)	32.22
Forfeited and expired	(748)	38.61	(596)	44.94

End of year	5,250	$34.84	4,001	$45.05

Rights exercisable at the end of the year	2,393	$46.03	2,024	$46.44

(1)
Exercise price reflects grant prices less reduction in strike price discussed above.

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      49

The following table summarizes information with respect to outstanding rights as at December 31, 2009. Rights vest between one and three years and expire between four and six years.

Rights Outstanding at December 31, 2009 (000's)	Original Exercise Price	Exercise Price after Price Reductions	Expiry Date December 31	Rights Exercisable at December 31, 2009 (000's)

2	$40.70	$31.90	2010	2
11	37.25	28.82	2010	11
12	38.83	30.80	2010	12
121	40.80	33.12	2010	121
31	45.55	38.19	2010 - 2011	31
47	44.86	37.85	2010 - 2011	47
44	49.75	43.14	2010 - 2011	44
310	56.93	50.73	2010 - 2011	310
96	56.55	50.83	2010 - 2012	96
329	54.21	48.99	2010 - 2012	329
184	56.00	51.29	2010 - 2012	184
376	52.90	48.70	2010 - 2012	376
129	48.86	45.16	2011 - 2013	96
383	50.25	47.06	2011 - 2013	257
112	45.14	42.46	2011 - 2013	76
11	38.70	36.54	2011 - 2013	7
1,059	42.05	40.40	2012 - 2014	360
55	47.19	45.97	2012 - 2014	19
28	38.76	37.95	2012 - 2014	9
18	23.58	23.36	2012 - 2014	6
1,833	17.11	17.11	2013 - 2015	–
23	19.30	19.30	2013 - 2015	–
22	25.97	25.97	2013 - 2015	–
9	22.76	22.76	2013 - 2015	–
5	23.65	23.65	2013 - 2015	–

5,250	$37.15	$34.84		2,393

(e) Basic and Diluted per Trust Unit Calculations

Basic per-unit calculations are calculated using the weighted average number of trust units and exchangeable limited partnership units (converted at the 0.425 exchange ratio) outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Incentive Plan.

Net income per trust unit has been determined based on the following:

(thousands)	2009	2008

Weighted average units	169,280	160,589
Dilutive impact of rights	269	51

Diluted trust units	169,549	160,640

In 2009 we excluded 3,047,000 rights because their exercise price was greater than the annual average unit market price of $23.61. In 2008 we excluded 837,961 rights because their exercise price was greater than the annual average unit market price of $38.49.

(f) Long Term Incentive Unit Plans

Under the Performance Trust Unit ("PTU") plan employees and officers receive cash compensation in relation to the value of a specified number of underlying notional trust units. The number of notional trust units awarded varies by individual and they vest at the end of three years. Upon vesting, the plan participant receives a cash payment based on the fair value of the underlying trust units plus notional accrued distributions. The value determined upon vesting of the PTU Plans is dependent upon the performance of the Fund compared to its peers

50      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

over the three year period. The level of performance within the peer group then determines a performance multiplier. The PTU plan was discontinued in 2009.

In 2009 the Fund adopted a Restricted Trust Unit ("RTU") plan for executives and employees, which replaced the PTU plan. Under the RTU plan employees and officers receive cash compensation in relation to the value of a specified number of underlying notional trust units. The number of notional trust units awarded varies by individual and vests one-third each year for three years. Upon vesting, plan participants receive a cash payment based on the value of the underlying notional trust units plus accrued distributions over the vesting period.

For the year ended December 31, 2009 the Fund recorded cash compensation costs of $11,409,000 (2008 – $8,448,000) for these plans which are included in general and administrative expenses.

At December 31, 2009 there were 237,000 PTU's outstanding and 867,000 RTU's outstanding.

10. INCOME TAXES

The Fund is an inter-vivos trust for income tax purposes. As such, the Fund's income that is not allocated to the Fund's unitholders is taxable. The Fund intends to allocate all income to unitholders.

For 2009, the Fund had taxable income of $356,000,000 (2008 – $763,000,000) which is comprised of dividend, royalty, interest and partnership income, less deductions for Canadian oil and gas property expense ("COGPE") and trust unit issue costs.

There was no dividend income or COGPE deductions for 2009. The amounts of COGPE and issue costs in the Fund remaining as at December 31, 2009 are $466,700,000 and $16,500,000 respectively.

The future income tax liability on the balance sheet arises as a result of the following temporary differences:

($ thousands)	Canadian	Foreign	2009 Total

Excess of net book value of property, plant and equipment over the underlying tax bases	$427,757	$200,833	$628,590
Asset retirement obligations	(59,544)	–	(59,544)
Deferred financial assets and other	15,828	(28,284)	(12,456)

Future income taxes	$384,041	$172,549	$556,590

Current future income tax asset	$(4,995)	$–	$(4,995)
Long-term future income tax liability	$389,036	$172,549	$561,585

($ thousands)	Canadian	Foreign	2008 Total

Excess of net book value of property, plant and equipment over the underlying tax bases	$479,753	$200,837	$680,590
Asset retirement obligations	(53,057)	–	(53,057)
Other	51,218	268	51,486

Future income taxes	$477,914	$201,105	$679,019

Current future income tax liability	$30,198	$–	$30,198
Long-term future income tax liability	$447,716	$201,105	$648,821

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      51

The provision for income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

($ thousands)	2009	2008

Income/(loss) before taxes	$(3,876)	$860,384

Computed income tax expense at the enacted rate of 29.25% (29.94% for 2008)	$(1,134)	$257,599
Increase/(decrease) resulting from:
Net income attributed to the Fund	(72,561)	(213,871)
Recognition of previously unrecognized pools	–	(13,405)
Non-taxable portion of (gains)/losses	(9,144)	(45,495)
Amended returns and pool balances	(6,119)	(7,464)
Change in tax rate	(8,340)	(2,700)
Other	4,305	(3,172)

	$(92,993)	$(28,508)

Future income tax recovery	$(93,191)	$(51,230)
Current tax	$198	$22,722

The detail of our current and future income tax balances between our Canadian and Foreign operations is as follows:

For the year ended December 31, 2009 ($ thousands)	Canadian	Foreign	Total

Future income tax (recovery)/expense	$(93,872)	$681	$(93,191)
Current income tax (recovery)/expense	(48)	246	198

For the year ended December 31, 2008 ($ thousands)	Canadian	Foreign	Total

Future income tax (recovery)/expense	$(52,706)	$1,476	$(51,230)
Current income tax	(25,069)	47,791	22,722

11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Carrying Value and Fair Value of Non-Derivative Financial Instruments

i. Cash

Cash is classified as held-for-trading and is reported at fair value, based on a Level 1 designation.

ii. Accounts Receivable

Accounts receivable are classified as loans and receivables which are reported at amortized cost. At December 31, 2009 the carrying value of accounts receivable approximated their fair value.

iii. Marketable Securities

Marketable securities with a quoted market price in an active market are classified as available-for-sale and are reported at fair value, with changes in fair value recorded in other comprehensive income. During 2009 the Fund did not hold any investments in publicly traded marketable securities. As at December 31, 2008 the Fund did not hold any investments in publicly traded marketable securities, however during the first quarter of 2008 the Fund recorded an unrealized gain on certain publicly traded marketable securities of $3,645,000 ($2,578,000 net of tax) which was recorded in accumulated other comprehensive income. These marketable securities were then sold, which resulted in a gain of $8,263,000 ($6,158,000 net of tax) being reclassified from accumulated other comprehensive income to other income on the Consolidated Statement of Income.

Marketable securities without a quoted market price in an active market are reported at cost unless an other than temporary impairment exists. During the fourth quarter of 2009 the Fund disposed of certain marketable securities which resulted in a loss of $2,191,400 and acquired additional marketable securities of $9,100,000. During the fourth quarter of 2008 the Fund reduced the carrying value of an

52      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

investment in a private company to nil resulting in a charge of $10,000,000 to the income statement. As at December 31, 2009 the Fund reported investments in marketable securities of private companies at cost of $49,591,000 (December 31, 2008 – $47,116,000) in Other Assets on the Consolidated Balance Sheet.

Realized gains and losses on marketable securities are included in other income.

iv. Accounts Payable & Distributions Payable to Unitholders

Accounts payable as well as distributions payable to unitholders are classified as other liabilities and are reported at amortized cost. At December 31, 2009 the carrying value of these accounts approximated their fair value.

v. Long-term Debt

Bank Credit Facilities

The bank credit facilities are classified as other liabilities and are reported at amortized cost. At December 31, 2009 the bank credit facility was undrawn.

Senior Unsecured Notes

The senior unsecured notes, which are classified as other liabilities, are carried at their amortized cost and translated to Canadian dollars at the period end exchange rate. The following table details the amortized cost of the notes expressed in U.S. and Canadian dollars as well as the fair value expressed in Canadian dollars:

Principal Private Placement amount ($ thousands)	Amortized Cost	Reported CDN$ Amortized Cost	CDN$ Fair Value

CDN$40,000	CDN$40,000	$40,000	$38,877
US$40,000	US$40,000	41,864	40,638
US$225,000	US$225,000	235,485	225,297
US$54,000	US$54,000	56,516	55,044
US$175,000	US$176,803	185,042	183,310

		$558,907	$543,166

(b) Fair Value of Derivative Financial Instruments

The Fund has assessed the relative inputs used in the determination of the fair value of all its derivative financial instruments and has determined that a fair value classification of Level 2 is appropriate for each of the instruments. A level 2 assignment is appropriate where observable inputs other than quoted prices are used in the fair value determination.

The Fund's derivative financial instruments are classified as held for trading and are reported at fair value with changes in fair value recorded through earnings. The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value. At December 31, 2009 a current deferred financial asset of $20,364,000, a current deferred financial credit of $37,437,000, a non-current deferred financial asset of $1,997,000 and a non-current deferred financial credit of $54,788,000 are recorded on the Consolidated Balance Sheet.

The deferred financial credit relating to crude oil instruments is $20,344,000 at December 31, 2009 including deferred premiums of $12,623,000. The deferred financial asset relating to natural gas instruments is $20,364,000 at December 31, 2009 including deferred premiums of $7,223,000.

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      53

The following table summarizes the fair value as at December 31, 2009 and change in fair value for the period ended December 31, 2009.

	Interest Rate	Cross Currency Interest Rate	Foreign Exchange		Electricity	Commodity Derivative Instruments
($ thousands)	Swaps	Swaps	Swaps		Swaps	Oil		Gas		Total

Deferred financial assets/(credits), beginning of year	$(10,051)	$(16,341)	$6,857		$348	$96,641	(1)	$24,292	(2)	$101,746
Change in fair value gain/(loss)	3,987 (1)	(46,995) (2)	(4,860)	(3)	(2,829) (4)	(116,985)	(5)	(3,928)	(5)	(171,610)

Deferred financial assets/(credits), end of year	$(6,064)	$(63,336)	$1,997		$(2,481)	$(20,344)		$20,364		$(69,864)

Balance sheet classification:
Current asset/(liability)	$(4,096)	$(10,516)	$–		$(2,481)	$(20,344)		$20,364		$(17,073)
Non-current asset/(liability)	$(1,968)	$(52,820)	$1,997		$–	$–		$–		$(52,791)

(1)
Recorded in interest expense.
(2)
Recorded in foreign exchange expense (loss of $16,537) and interest expense (loss of $30,458).
(3)
Recorded in foreign exchange expense.
(4)
Recorded in operating expense.
(5)
Recorded in commodity derivative instruments (see below).

The following table summarizes the income statement effects of commodity derivative instruments:

($ thousands)	2009	2008

Gain/(loss) due to change in fair value	$(120,913)	$169,633
Net realized cash gain/(loss)	155,806	(103,199)

Commodity derivative instruments gain	$34,893	$66,434

(c) Risk Management

The Fund is exposed to a number of financial risks including market, counterparty credit and liquidity risk. Risk management policies have been established by the Fund's Board of Directors to assist in managing a portion of these risks, with the goal of protecting earnings, cash flow and unitholder value.

i. Market Risk

Market risk is comprised of commodity price risk, currency risk and interest rate risk.

Commodity Price Risk

The Fund is exposed to commodity price fluctuations as part of its normal business operations, particularly in relation to its crude oil and natural gas sales. The Fund manages a portion of these risks through a combination of financial derivative and physical delivery sales contracts. The Fund's policy is to enter into commodity contracts considered appropriate to a maximum of 80% of forecasted production volumes net of royalties. The Fund's outstanding commodity derivative contracts as at February 16, 2010 are summarized below:

54      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

Crude Oil Instruments:

The Fund has entered into the following financial contracts to reduce the impact of a downward movement in crude oil prices. These contracts are classified as held-for-trading and are reported at fair value. At December 31, 2009 the fair value of these contracts represented a liability of $20,344,000 and the change in fair value of these contracts during 2009 represented an unrealized loss of $116,985,000.

The following table summarizes the Fund's crude oil risk management positions at February 16, 2010:

		WTI US$/bbl
	Daily Volumes bbls/day	Purchased Call	Sold Call	Purchased Put	Sold Put	Fixed Price and Swaps

Term
Jan 1, 2010 – Dec 31, 2010
Purchased Call	2,500	$95.00	–	–	–	–
Purchased Call	3,000	$90.00	–	–	–	–
Purchased Call	500	$92.50	–	–	–	–
Purchased Call(1)	1,000	$95.00	–	–	–	–
Swap	1,500	–	–	–	–	$78.45
Swap	1,000	–	–	–	–	$78.80
Swap	1,000	–	–	–	–	$68.05
Swap	500	–	–	–	–	$69.33
Swap	500	–	–	–	–	$72.15
Swap	500	–	–	–	–	$74.30
Swap	500	–	–	–	–	$76.20
Swap	500	–	–	–	–	$76.38
Swap	500	–	–	–	–	$78.15
Swap(1)	1,000	–	–	–	–	$79.20
Swap(1)	500	–	–	–	–	$80.00
Swap(1)	1,000	–	–	–	–	$83.40
Swap(1)	1,000	–	–	–	–	$78.00
Swap(1)	500	–	–	–	–	$80.15
Swap(1)	500	–	–	–	–	$81.55
Sold Put	4,000	–	–	–	$47.50	–
Feb 1, 2010 – Dec 31, 2010
Swap(2)	500	–	–	–	–	$84.35
Apr 1, 2010 – Dec 31, 2010
Sold Put(2)	1000	–	–	–	$47.50	–
Jul 1, 2010 – Dec 31, 2010
Swap(2)	500	–	–	–	–	$85.65
Jan 1, 2011 – Dec 31, 2011
Purchased Call(1)	1,000	$105.00	–	–	–	–
Swap(1)	1,000	–	–	–	–	$87.65
Sold Put(1)	1,000	–	–	–	$55.00	–

(1)
Financial contracts entered into during the fourth quarter of 2009.
(2)
Financial contracts entered into subsequent to December 31, 2009.

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      55

Natural Gas Instruments:

The Fund's natural gas financial contracts are classified as held-for-trading and are reported at fair value. At December 31, 2009 the fair value of these contracts represented an asset of $20,364,000 and the change in fair value of these contracts during 2009 represented an unrealized loss of $3,928,000.

The following table summarizes the Fund's natural gas risk management positions at February 16, 2010:

		AECO CDN$/Mcf
	Daily Volumes MMcf/day	Purchased Call	Sold Call	Purchased Put	Sold Put	Fixed Price and Swaps

Term
Jan 1, 2010 – Mar 31, 2010
Purchased Put	4.7	–	–	$8.92	–	–
Purchased Put	9.5	–	–	$8.97	–	–
Purchased Put	2.8	–	–	$9.07	–	–
Purchased Put	4.7	–	–	$9.06	–	–
Sold Call	4.7	–	$12.13	–	–	–
Jan 1, 2010 – Oct 31, 2010
Swap	23.7	–	–	–	–	$7.33
Jan 1, 2010 – Dec 31, 2010
Put Spread	4.7	–	–	$5.28	$3.96	–
Put Spread	4.7	–	–	$5.44	$3.96	–
Apr 1, 2010 – Oct 31, 2010
Swap(2)	4.7	–	–	–	–	$5.60
Swap(2)	4.7	–	–	–	–	$5.77
Purchased Call(2)	9.5	$6.54	–	–	–	–
Apr 1, 2010 – Dec 31, 2010
Put Spread(1)	9.5	–	–	$5.59	$3.96	–
Put Spread(1)	4.7	–	–	$5.70	$4.22	–
Apr 1, 2010 – Mar 31, 2011
Swap(1)	14.2	–	–	–	–	$6.20
Swap(1)	4.7	–	–	–	–	$6.23
Swap(1)	4.7	–	–	–	–	$6.24
Swap(1)	4.7	–	–	–	–	$6.25
Swap(1)	4.7	–	–	–	–	$6.17
Swap(2)	9.5	–	–	–	–	$6.07
Nov 1, 2010 – Mar 31, 2011
Swap(1)	9.5	–	–	–	–	$6.81
Swap(1)	9.5	–	–	–	–	$6.77
Swap(1)	4.7	–	–	–	–	$6.66
Purchased Call(2)	4.7	$7.91	–	–	–	–
Sold Put(2)	4.7	–	–	–	$4.48	–
Jan 1, 2010 – Oct 31, 2010
Physical	2.0	–	–	–	–	$2.77

(1)
Financial contracts entered into during the fourth quarter of 2009.
(2)
Financial contracts entered into subsequent to December 31, 2009.

56      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

In addition to the positions shown above and subsequent to the year ended December 31, 2009, the Fund entered into the following fixed basis swaps for volumes delivered to AECO and Sumas, for which it receives Nymex less differentials:

Term	Volume MMbtu/day	Contract	Differential US$/MMbtu

April 1 – October 31, 2010	25,000	AECO Swap to Nymex	($0.35) – ($0.37)
April 1 – October 31, 2010	10,000	AECO Swap to % of Nymex	93%
April 1 – October 31, 2010	5,000	Sumas Swap to Nymex	($0.26)

The following sensitivities show the impact to after-tax net income of the respective changes in forward crude oil and natural gas prices as at December 31, 2009 on the Fund's outstanding commodity derivative contracts at that time with all other variables held constant:

	Increase/(decrease) to after-tax net income
($ thousands)	25% decrease in forward prices	25% increase in forward prices

Crude oil derivative contracts	$55,190	$(41,780)
Natural gas derivative contracts	$26,734	$(25,327)

Electricity Instruments:

The Fund has entered into electricity swaps that fix the price of electricity. These contracts are classified as held-for-trading and are reported at fair value. At December 31, 2009 the fair value of these contracts represented a liability of $2,481,000 and the change in fair value of these contracts during 2009 represented an unrealized loss of $2,829,000.

Unrealized gains or losses resulting from changes in fair value along with realized gains or losses on settlement of the electricity contracts are recognized as operating costs.

The following table summarizes the Fund's electricity management positions at February 16, 2010:

Term	Volumes MWh	Price CDN$/MWh

January 1, 2010 – December 31, 2010	4.0	$77.50
January 1, 2010 – December 31, 2010	2.0	$68.75
January 1, 2010 – December 31, 2010	3.0	$49.50
January 1, 2010 – December 31, 2010	3.0	$52.25
January 1, 2010 – December 31, 2010(1)	2.0	$49.00
January 1, 2010 – December 31, 2011	3.0	$66.00
January 1, 2011 – December 31, 2011	3.0	$55.00
January 1, 2011 – December 31, 2011	3.0	$57.25
January 1, 2011 – December 31, 2011(2)	3.0	$49.00

(1)
Financial contracts entered into during the fourth quarter of 2009.
(2)
Financial contracts entered into subsequent to December 31, 2009.

Currency Risk

The Fund is exposed to currency risk in relation to its U.S. dollar denominated working capital held in Canada and its U.S. dollar denominated senior unsecured notes. The Fund manages the currency risk relating to its senior unsecured notes through the derivative instruments detailed below.

Cross Currency Interest Rate Swap ("CCIRS")

Concurrent with the issuance of the US$175,000,000 senior notes on June 19, 2002, the Fund entered into a CCIRS with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal payments at a notional amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers' acceptances, plus 1.18%.

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      57

Foreign Exchange Swaps

In September 2007 the Fund entered into foreign exchange swaps on US$54,000,000 of notional debt at an average CDN/US foreign exchange rate of 0.98. These foreign exchange swaps mature between October 2011 and October 2015 in conjunction with the principal repayments on the US$54,000,000 senior notes.

The following sensitivities show the impact to after-tax net income of the respective changes in the period end and applicable forward foreign exchange rates as at December 31, 2009, with all other variables held constant:

	Increase/(decrease) to after-tax net income
($ thousands)	25% decrease in CDN$ relative to US$	25% increase in CDN$ relative to US$

Translation of U.S. dollar denominated senior notes	$(91,781)	$91,781
Translation of U.S. dollar denominated working capital	(19,383)	19,383

Total	$(111,164)	$111,164

	Increase/(decrease) to after-tax net income
($ thousands)	25% decrease in CDN$ relative to US$	25% increase in CDN$ relative to US$

Foreign exchange swaps	$8,270	$(7,775)
Cross currency interest rate swap(1)	27,815	(27,815)

Total	$36,085	$(35,590)

(1)
Represents change due to foreign exchange rates only.

Interest Rate Risk

The Fund's cash flows are impacted by fluctuations in interest rates as advances under the bank facility are based on floating interest rates and payments made under the CCIRS are based on floating interest rates. To manage a portion of this interest rate risk, the Fund has entered into interest rate swaps on $120,000,000 of notional debt at rates varying from 3.70% to 4.61% that mature between June 2011 and July 2013.

If interest rates change by 1%, either lower or higher, on the Fund's effective outstanding variable rate debt at December 31, 2009 with all other variables held constant, the Fund's after-tax net income for a year would change by $1,049,000.

The following sensitivities show the impact to after-tax net income of the respective changes in the applicable forward interest rates as at December 31, 2009, with all other variables held constant:

	Increase/(decrease) to after-tax net income
($ thousands)	25% decrease in forward interest rates	25% increase in forward interest rates

Interest rate swaps	$(866)	$876
Cross currency interest rate swap(1)	2,292	(2,292)

Total	$(1,426)	$(1,416)

(1)
Represents change due to interest rates only.

ii. Credit Risk

Credit risk represents the financial loss the Fund would experience due to the potential non-performance of counterparties to its financial instruments. The Fund is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

The Fund mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor a counterparty's credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. The Fund monitors and manages its concentration of counterparty credit risk on an ongoing basis.

58      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

The Fund's maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets as well as the fair value of its derivative financial assets. At December 31, 2009 approximately 95% of our marketing receivables were with companies considered investment grade or just below investment grade. This level of credit concentration is typical of oil and gas companies of our size producing in similar regions.

At December 31, 2009 approximately $9,002,000 or 6% of the Fund's total accounts receivable are aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. The Fund actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production or net paying when the accounts are with joint venture partners. Should the Fund determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If the Fund subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. The Fund's allowance for doubtful accounts balance at December 31, 2009 was $5,512,000 (2008 – $5,572,000).

iii. Liquidity Risk & Capital Management

Liquidity risk represents the risk that the Fund will be unable to meet its financial obligations as they become due. The Fund mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash), including the current portion, and unitholders' capital. The Fund's objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. The Fund strives to balance the portion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, distributions to unitholders, access to capital markets, as well as acquisition and divestment activity.

Debt Levels

The Fund commonly measures its debt levels relative to its "debt-to-cash flow ratio" which is defined as long-term debt (net of cash), including the current portion, divided by the trailing twelve month cash flow from operating activities. The debt-to-cash flow ratio represents the time period, expressed in years, it would take to pay off the debt if no further capital investments were made or distributions paid and if cash flow from operating activities remained constant.

At December 31, 2009 the debt-to-cash flow ratio was 0.6x (December 31, 2008 – 0.5x). The Fund's bank credit facilities and senior debenture covenants carry a maximum debt-to-cash flow ratio of 3.0x including cash flow from acquisitions on a pro-forma basis. Traditionally the Fund has managed its debt levels such that the debt-to-cash flow ratio has been below 1.5x, which has provided flexibility in pursuing acquisitions and capital projects. The Fund's five-year history of debt-to-cash flow is illustrated below:

	2009	2008	2007	2006	2005

Debt-to-Cash Flow Ratio	0.6x	0.5x	0.8x	0.8x	0.8x

At December 31, 2009 the Fund had its entire bank credit facility of $1,400,000,000 available. The Fund does not have any subordinated or convertible debt outstanding at December 31, 2009.

12. COMMITMENTS AND CONTINGENCIES

(a) Pipeline Transportation

The Fund has contracted to transport 132 MMcf/day of natural gas on the TransCanada system in Alberta, 46 MMcf/day on TransGas in Saskatchewan, 32 MMcf/day in B.C.via Spectra, as well as 9 MMcf/day on the Alliance pipeline to the U.S. midwest. The Fund has contracted gas gathering capacity of 4,500 MMbtu/day effective March 1, 2010 and increasing to 6,000 MMbtu/day on May 1, 2010 for its Marcellus production.

In addition, the Fund has a contract to transport a minimum of 1,698 bbls/day of crude oil from field locations to suitable marketing sales points within western Canada.

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      59

(b) Office Lease

The Fund has office lease commitments for both its U.S. and Canadian operations that expire in 2011 and 2014 respectively. Annual costs of these lease commitments include rent and operating fees.

(c) Guarantees

(i)
Corporate indemnities have been provided by the Fund to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with the Fund and its subsidiaries and affiliates, subject to certain restrictions. The Fund has purchased directors' and officers' liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of the Fund's subsidiaries and affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

(ii)
The Fund may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Fund from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management believes the resolution of these matters would not have a material adverse impact on the Fund's liquidity, consolidated financial position or results of operations.

(d) Capital Expenditures

In conjunction with the Marcellus acquisition on September 1, 2009 the Fund committed to pay 50% of the operator's future drilling and completion costs up to an aggregate amount of US$246,600,000. The outstanding commitment balance at December 31, 2009 is approximately US$237,291,000. The Fund expects that the remainder of the commitment will be incurred over the next four years.

The Fund has the following minimum annual commitments including its principal maturity analysis for the Fund's non-derivative financial liabilities at December 31, 2009:

		Minimum Annual Commitment Each Year					Total Committed
($ thousands)	Total	2010	2011	2012	2013	2014	after 2014

Accounts Payable(1)	$257,519	$257,519	$–	$–	$–	$–	$–
Distributions payable to unitholders(2)	31,871	31,871	–	–	–	–	–
Bank credit facility(4)	–	–	–	–	–	–	–
Senior unsecured notes(3)(4)	640,559	53,666	64,642	64,642	64,642	64,642	328,325
Pipeline commitments	61,826	19,066	13,955	9,260	5,992	5,887	7,666
Processing commitments	9,670	5,270	1,367	1,245	1,104	249	435
Marcellus carry commitment	248,300	64,000	120,300	64,000	–	–	–
Office leases	60,589	11,467	12,476	12,560	12,560	11,526	–

Total commitments(6)	$1,310,334	$442,859	$212,740	$151,707	$84,298	$82,304	$336,426

(1)
Accounts payable are generally settled between 30 and 90 days from the balance sheet date.
(2)
Distributions payable to unitholders are paid on the 20th day of the month following the balance sheet date.
(3)
Includes the economic impact of derivative instruments directly related to the senior unsecured notes (CCIRS and foreign exchange swap – see Note 11).
(4)
Interest payments have not been included.
(5)
Crown and surface royalties, lease rentals, mineral taxes, and abandonment and reclamation costs (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.
(6)
The Marcellus carry commitment is based on estimated capital spending plans and has been converted to CDN$ using the December 31, 2009 foreign exchange rate of 1.0466.

In addition, the Fund is subject to claims and litigation arising in the normal course of business. The resolution of these claims is uncertain and there can be no assurance they will be resolved in favour of the Fund. However, management believes the resolution of these matters would not have a material adverse impact on the Fund's liquidity, consolidated financial position or results of operations.

60      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

13. GEOGRAPHICAL INFORMATION

As at and for the year ended December 31, 2009 ($ thousands)	Canada	U.S.	Total

Oil and gas revenue	$1,059,067	$200,079	$1,259,146
Capital assets	4,213,559	786,964	5,000,523
Goodwill	451,121	156,317	607,438

As at and for the year ended December 31, 2008 ($ thousands)	Canada	U.S.	Total

Oil and gas revenue	$1,968,865	$363,019	$2,331,884
Capital assets	4,552,483	694,515	5,246,998
Goodwill	451,120	182,903	634,023

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Fund's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Fund's consolidated statements differ from U.S. GAAP as follows:

The application of U.S. GAAP would have the following effects on net income as reported:

($ thousands)	2009	2008

Net income as reported in the Consolidated Statement of Income – Canadian GAAP	$89,117	$888,892
Adjustments:
Depletion, depreciation, amortization and accretion (Note (a))	177,637	58,065
Impairment of property, plant and equipment (Note (a))	(481,200)	(1,404,343)
Capitalized interest (Note (b))	527	3,631
Compensation expense (Note (c))	(1,449)	8,350
Income tax recovery/(expense) of adjustments above and impact of changes in tax rates	95,782	340,411

Net income/(loss) – U.S. GAAP	$(119,586)	$(104,994)

Other comprehensive income/(loss) as reported in the Consolidated Statement of Comprehensive Income – Canadian GAAP	$(130,993)	$157,333
Adjustments:
Cumulative translation adjustment (Note (e))	26,760	–

Other comprehensive income/(loss) – U.S. GAAP	$(104,233)	$157,333

Comprehensive income/(loss) – U.S. GAAP	$(223,819)	$52,339

Net (loss)/income per trust unit
Basic	$(0.71)	$(0.65)
Diluted	$(0.71)	$(0.65)
Weighted average number of trust units outstanding
Basic	169,280	160,589
Diluted	169,392	160,641

Deficit:
Balance, beginning of year – U.S. GAAP	$(532,364)	$(2,102,097)
Net (loss)/income – U.S. GAAP	(119,586)	(104,994)
Change in redemption value (Note (d))	(33,496)	2,460,865
Cash distributions	(368,201)	(786,138)

Balance, end of year – U.S. GAAP	$(1,053,647)	$(532,364)

Accumulated other comprehensive income/(loss):
Balance, beginning of year – U.S. GAAP	$48,606	$(108,727)
Other comprehensive income/(loss)	(104,233)	157,333

Balance, end of year – U.S. GAAP	$(55,627)	$48,606

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      61

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

($ thousands)	Canadian GAAP	Increase/ (Decrease)	U.S. GAAP

December 31, 2009
Assets:
Property, plant and equipment, net (Notes (a)(b))	$5,000,523	$(2,187,689)	$2,812,834
Liabilities:
Trust unit rights liability (Note (c))	$–	$9,075	$9,075
Future income tax liability/Deferred income tax liability	561,585	(558,195)	3,390
Unitholders' mezzanine equity (Note (d))	–	3,643,650	3,643,650
Unitholders' Equity:
Unitholders' capital (Notes (c)(d))	$5,715,614	$(5,715,614)	$–
Deficit (Note (d))	(1,460,283)	406,636	(1,053,647)
Accumulated other comprehensive income/(loss) (Note (e))	(82,387)	26,760	(55,627)

December 31, 2008
Assets:
Property, plant and equipment, net (Notes (a)(b))	$5,246,998	$(1,911,412)	$3,335,586
Liabilities:
Trust unit rights liability (Note (c))	$–	$1,096	$1,096
Future income taxes/Deferred income taxes	679,019	(462,413)	216,606
Unitholders' mezzanine equity (Note (d))	–	3,372,406	3,372,406
Unitholders' Equity:
Unitholders' capital (Note (c)(d))	$5,471,336	$(5,471,336)	$–
Deficit (Note (d))	(1,181,199)	648,835	(532,364)

(a) Property, Plant and Equipment and Depletion, Depreciation, Amortization and Accretion

Under U.S. GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of after tax future net revenue from proved reserves, discounted at 10%, plus the lower of cost and fair value of unproved properties. New SEC reserve estimation rules came into effect during 2009 which changed pricing to be based on a twelve-month average price (based on the average of the prices on the first of the month during the year) compared to the single day closing price previously being used. The new standard was adopted prospectively effective December 31, 2009. Under Canadian GAAP, impairment exists when the carrying amount of the Fund's PP&E exceeds the estimated undiscounted future net cash flows associated with the Fund's proved reserves. If impairment is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Fund's proved and probable reserves are charged to income.

As at December 31, 2009, the application of the impairment test under U.S. GAAP resulted in a write down of $481,200,000 ($363,402,000 net of tax) of capitalized costs. There was no impairment of capitalized costs under Canadian GAAP as at December 31, 2009. As at December 31, 2008, the application of the impairment test under U.S. GAAP resulted in a write down of $1,404,343,000 ($1,076,429,000 net of tax) of capitalized costs. There was no impairment of capitalized costs under Canadian GAAP as at December 31, 2008.

Where the amount of impairment under Canadian GAAP differs from the amount of the impairment under U.S. GAAP, the charge for DDA&A will differ in subsequent years. Historically the Fund's U.S. GAAP impairments have exceeded the Canadian GAAP impairments, resulting in lower U.S. GAAP DDA&A charges compared to Canadian GAAP DDA&A charges. A U.S. GAAP difference also exists relating to the basis of measurement of proved reserves that is utilized in the depletion calculation. Under U.S. GAAP, depletion charges are calculated by reference to proved reserves estimated based on a twelve-month average price (based on the average of the prices on the first of the month during the year). Under Canadian GAAP, depletion charges are calculated by reference to proved reserves estimated using future prices and costs. For the year ended December 31, 2009 DDA&A calculated under U.S. GAAP was $177,637,000 ($134,151,000 net of tax)

62      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

lower than DDA&A calculated under Canadian GAAP. For the year ended December 31, 2008 DDA&A calculated under U.S. GAAP was $58,065,000 ($44,507,000 net of tax) lower than DDA&A calculated under Canadian GAAP.

(b) Interest Capitalization

U.S. GAAP requires interest expense to be capitalized for development projects that have not reached commercial production. A U.S. GAAP difference exists as there is not a similar requirement under Canadian GAAP. For the year ended December 31, 2009 the Fund capitalized interest of $527,000 ($398,000 net of tax) (2008 – $3,631,000, $2,783,000 net of tax) related to projects under development.

(c) Unit-based Compensation

A U.S. GAAP difference exists as rights granted under the Fund's trust unit rights incentive plan are considered liability awards for U.S. GAAP and equity awards under Canadian GAAP. The distinction between a liability award and an equity award has an impact on the related accounting treatment.

Under Canadian GAAP rights are accounted for using the fair value method for an equity award. Under this method, the fair value of the right is determined using a binomial lattice option-pricing model on the grant date and is not subsequently remeasured. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders' capital.

Under U.S. GAAP rights are accounted for using the fair value method for a liability award. Under this method, the trust unit rights liability is calculated based on the rights fair value determined using a binomial lattice option-pricing model at each reporting date until the date of settlement. The compensation cost for each period is based on the change in the fair value of the rights for each reporting period. When rights are exercised, the proceeds, together with the amount recorded as a trust unit rights liability, are recorded to mezzanine equity.

The following assumptions were used to arrive at the estimate of fair value as at December 31 for each the respective years:

	2009	2008

Dividend yield	9.13%	19.34%
Volatility	44.22%	40.82%
Risk-free interest rate	2.48%	1.61%
Forfeiture rate	12.40%	7.30%
Right's exercise price reduction	$1.41	$2.01

The weighted average grant date fair value of trust unit rights granted in 2009 was $3.32 per trust unit right (2008 – $3.91). The total intrinsic value of trust unit rights exercised during 2009 was $12,000 (2008 – $2,314,000).

As at December 31, 2009, 2,393,000 trust unit rights were exercisable at a weighted average reduced exercise price of $46.03 with a weighted average remaining contractual term of 3.2 years, giving an aggregate intrinsic value of $5,000. As at December 31, 2008, 2,024,000 trust unit rights were exercisable at a weighted average reduced exercise price of $46.44 with a weighted average remaining contractual term of 3.4 years, giving an aggregate intrinsic value of nil.

The following chart details the U.S. GAAP differences related to our trust unit rights plan for the years ended December 31, 2009 and 2008.

	2009			2008
($ thousands)	CDN GAAP	U.S. GAAP	Difference	CDN GAAP	U.S. GAAP	Difference

Compensation expense (recovery)	$6,542	$7,991	$1,449	$6,996	$(1,354)	$(8,350)
Contributed Surplus	$26,142	$–	$(26,142)	$19,600	$–	$(19,600)
Trust unit rights liability	$–	$9,075	$9,075	$–	$1,096	$1,096

(d) Unitholders' Mezzanine Equity

A U.S. GAAP difference exists as a result of the redemption feature in the Fund's trust units including the equivalent limited partnership units, which is required for the Fund to retain its Canadian mutual fund trust status. The trust units are redeemable at the option of the holder for

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      63

approximately 85% of the current trading price. The amount of trust units that are redeemable for cash is limited to $500,000 in any two consecutive months. Any redemption in excess of the limit may be honored with promissory notes or other investments of the Fund. For Canadian GAAP, the trust units are considered to be permanent equity and are presented as unitholders' capital. Under U.S. GAAP, the redemption feature of the trust units excludes them from classification as permanent equity and results in the trust units being classified as mezzanine equity.

For U.S. GAAP the Fund has recorded unitholders' mezzanine equity in the amount of $3,643,650,000 for 2009 (2008 – $3,372,406,000), which represents the estimated redemption value of the trust units including the equivalent limited partnership units at 85% of the year-end market price. In addition, the Fund has recognized a deficit of $1,053,647,000 for 2009 (2008 – $532,364,000) resulting from eliminating unitholders' capital and replacing it with unitholders' mezzanine equity at redemption value. Changes in unitholders' mezzanine equity in excess of trust units issued, net of redemptions, are recorded to the deficit.

(e) Accumulated Other Comprehensive Income/(Loss) ("AOCI")

A U.S. GAAP difference exists with respect to the AOCI balance due to differences in the cumulative translation adjustment as a result of other U.S. GAAP adjustments. For the year ended December 31, 2009, the Fund's AOCI balance under U.S. GAAP was $55,627,000.

(f) Income Taxes

Each year the Fund reviews the balance of its estimated tax liabilities and determines whether the recognition and measurement criteria have changed. Where the criteria are no longer met, the liability is reversed and a tax recovery is recognized during that period. In addition, where the filing positions taken in the current year do not meet the measurement criteria, a liability will be recorded and an expense recognized.

An unrecognized tax benefit is defined as the difference between tax positions taken in a tax return and amounts recognized in the financial statements. The Fund recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of Interest expense on the Consolidated Statements of Income. The following table summarizes the activity related to our unrecognized tax benefits for 2008 and 2009:

($ thousands)	2009	2008

Balance, beginning of year	$700	$1,600
Tax benefits recognized	–	(790)
Interest	20	(110)

Balance, end of year	$720	$700

None of the balance of unrecognized tax benefits as at December 31, 2009, if recognized, would affect the effective tax rate. The Fund does expect that any of the unrecognized tax benefits will be recognized in the next twelve months.

In most cases any uncertain tax positions are related to taxation years that remain subject to examination by the relevant taxation authorities. The open taxation years for which no examination has been initiated or the examination is in progress is 2001 onward for Canada and 2004 onward for the United States.

(g) Additional Disclosures Required under U.S. GAAP

i. The components of accounts receivable are as follows:

As at December 31 ($ thousands)	2009	2008

Oil & Gas Sales and Accruals	$79,260	$63,109
Joint Venture	42,179	66,155
Other	26,082	39,460
Less: Allowance for Doubtful Accounts	(5,512)	(5,572)

	$142,009	$163,152

64      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

ii. The components of accounts payable are as follows:

As at December 31 ($ thousands)	2009	2008

Contractors and Vendors	$55,238	$83,548
Accrued Liabilities	202,281	189,270

	$257,519	$272,818

iii. Net Oil and Gas Sales

Under U.S. GAAP oil and gas sales are presented net of royalties.

For the year ended December 31 ($ thousands)	2009	2008

Oil and Gas Sales	$1,259,146	$2,331,884
Royalties	(207,491)	(429,943)

Net Oil and Gas Sales	$1,051,655	$1,901,941

iv. Consolidated Cash Flows:

The consolidated statements of cash flows prepared in accordance with Canadian GAAP present operating cash flow before changes in non-cash working capital items. This sub-total cannot be presented under U.S. GAAP.

The following chart details the changes in non-cash working capital:

($ thousands)	2009	2008

Accounts Receivable	$21,143	$(17,550)
Other current	(1,258)	2,590
Accounts Payable	(15,299)	3,443
Distributions Payable to Unitholders	(9,526)	(13,125)
Other	(23,848)	(9,977)

Total Change in non-cash working capital	$(28,788)	$(34,619)
Relating to:
Operating Activities	$26,220	$(19,876)
Financing Activities	(9,526)	(13,125)
Investing Activities	(45,482)	(1,618)

	$(28,788)	$(34,619)

v. Subsequent Events:

U.S. GAAP requires disclosure that subsequent events have been updated to February 24, 2010.

(h) U.S. Pronouncements

The following accounting pronouncements were adopted during 2009:

•
Business Combinations – seeks to increase reliance on fair value in business combinations. Assets acquired and liabilities assumed will need to be fair valued at the acquisition date and acquisition related costs are to be expensed by the acquirer. The pronouncement expands disclosure on business combinations and applies prospectively to business combinations. The adoption of this pronouncement did not have a material impact on the Fund's results of operations or financial position.
•
Consolidation – requires that a noncontrolling interest in a subsidiary be reported as equity in the consolidated financial statements. The adoption of this pronouncement did not have a material impact on the Fund's results of operations or financial position.
•
Derivatives and Hedging – requires qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of gains and losses on derivative contracts and details of credit-risk-related contingent features in hedged positions. The Statement also requires the disclosure of the location and amounts of derivative instruments in the financial statements.

ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY      65

•
Subsequent Events – seeks to establish general standards relating to the accounting and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of this pronouncement did not have a material impact on the Fund's results of operations or financial position.
•
Reserve Estimation and Disclosures – The SEC updated its oil and gas reporting requirements and related rules. The new rules include changes to pricing where a twelve-month average price is used compared to the single-day closing price previously being used. The Fund's December 31, 2009 impairment test of its petroleum and natural gas properties incorporated the new rules and resulted in a write down of $481,200,000 ($363,402,000 net of tax) of capitalized costs.

Future accounting pronouncements:

•
Amendments to Consolidation of Variable Interest Entities – retains the scope of the previous guidance with the addition of entities previously considered qualifying special-purpose entities and eliminates the previous quantitative approach with a qualitative analysis in determining whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. The Statement also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise's involvement in a variable interest entity. The Statement is effective at the beginning of the first annual reporting period after November 15, 2009. The adoption of this statement is not expected to have a material impact on the Fund's results of operations or financial position.

66      ENERPLUS RESOURCES 2009 FINANCIAL SUMMARY

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  EXHIBIT 99.1